Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended
	March 31,
	2008	2007

BASIC:
Net income	$458	$2,695

Weighted average number of common shares outstanding	5,155	5,525

Net income per common share	$0.09	$0.49

ASSUMING DILUTION:
Net income	$458	$2,695

Weighted average number of common shares outstanding	5,155	5,525

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	39	63

Weighted average number of common and common equivalent shares	5,194	5,588

Net income per common share, assuming dilution	$0.09	$0.48